SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                                (Amendment No. 2)

                                  VIZACOM INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   92855E 10 2
                                 (CUSIP Number)

                                December 27, 2001
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   92855E 10 2             13G
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1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       VINCENT DISPIGNO
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2.   Check the Appropriate Box if a Member of a Group*
       (a)  [  ]
       (b)  [  ]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

-------------------------------------------------------------------------------
5.   Sole Voting Power                  297,693
-------------------------------------------------------------------------------
6.   Shared Voting Power                0
-------------------------------------------------------------------------------
7.   Sole Dispositive Power             297,693
-------------------------------------------------------------------------------
8.   Shared Dispositive Power           0
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9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                           297,693
-------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares  [X]
-------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row 9

                         6.4%*
-------------------------------------------------------------------------------
12.  Type of Reporting Person

                         IN

* Based upon information provided by the Issuer that there are currently 4,573,867 shares of common stock, par value $.001 per share, of Vizacom Inc. outstanding as of January 1, 2002.

                                       2


     Item 4 to the Schedule 13G of Vincent DiSpigno, previously filed with the Securities and Exchange Commission on April 6, 2000, and as amended by Amendment No. 1 on February 13, 2001, is hereby amended by this Amendment No. 2 to reflect a change in the beneficial ownership of the Reporting Person. Reference is made to the Schedule 13D filed by the Reporting Person on November 29, 2001 as part of a group, which Schedule 13D is incorporated in this Amendment No. 2, relating to a voting agreement among the group's members, which voting agreement has been fully performed by reason of the vote to approve the subject merger having been taken and approved.

Item 4.   Ownership.

             (a)  Amount Beneficially Owned:    297,693

             (b)  Percent of Class:             6.4 %

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:  297,693 (1)

                  (ii)  Shared power to vote or to direct vote:    0

                  (iii) Sole power to dispose or to direct the
                        disposition of:                            297,693 (1)

                  (iv)  Shared power to dispose or to direct the
                        disposition of:                            0

-------------------

(1) Includes 45,249 shares of common stock issuable upon exercise of options granted to the Reporting Person under the issuer's various stock plans which are exercisable within the next 60 days. Does not include 78,251 shares of common stock issuable upon exercise of options granted to the Reporting Person under the issuer's various stock plans which are not exercisable within the next 60 days.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       January 9, 2002
                                                --------------------------------
                                                            (Date)


                                                      /s/ Vincent DiSpigno
                                                --------------------------------
                                                          (Signature)

                                                      Vincent DiSpigno,
                                                      President
                                                --------------------------------
                                                          (Name/Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).

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